Mail Stop 4561

August 13, 2007

James F. Verhey
Chief Financial Officer
Kaiser Ventures LLC
3633 E. Inland Empire Blvd.
Suite 480
Ontario, CA 91764

> **Re: Kaiser Ventures LLC**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 27, 2007**
> **Form 10-QSB for Quarterly Period Ended**
> **March 31, 2007**
> **Filed May 11, 2007**
> **File No. 000-33433**

Dear Mr. Verhey:

    We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                            Sincerely,

                                            Kevin Woody
                                            Branch Chief